Exhibit 99.2
Email to all Unica Corporation employees from Yuchun Lee, President and CEO, dated January 9, 2009
Hello all,
Unica will file its proxy statement today in advance of the upcoming annual meeting of shareholders on February 26, 2009.
This note is a reminder to vote your shares and to explain to you an item included in the proxy statement regarding a stock option repricing program.
Unica’s Board of Directors has approved a stock option repricing program for eligible employees (other than myself and the Board members), subject to approval by our shareholders.
If approved, this program will provide an opportunity to exchange existing stock options priced at $10 or more for new options priced on the date of our shareholder meeting at a ratio of 2 new options for every 3 old options exchanged. The new options will also have a new vesting schedule over 2 or 3 years depending on the grant date of the old options.
If you are eligible for this program, you will receive a set of separate communications describing the offer to exchange options and what steps to take if you’d like to participate.
If you would like more information about this program or to review the proxy statement for any reason, you should refer to our preliminary proxy statement filed with the Securities and Exchange Commission. For access to the proxy statement, please visit www.sec.gov.
Also, should you have any questions regarding the stock option repricing program, please direct them to Vivian Vitale, at extension 8590.
Best regards,
Yuchun